Exhibit 99.1

FIRST QUARTER REPORT Ended March 31, 2006

MESSAGE TO SHAREHOLDERS

Royal Group remains a company undergoing a major transition in virtually every aspect of its operations and that is continuing to deal with unusual costs resulting from past practices. Our first-quarter performance reflects the progress we have begun to make with initiatives having near-term financial impact, such as business unit portfolio restructuring, which is helping us to reduce our debt levels. Our first-quarter financial results are just beginning to reflect our effectiveness in implementing the more than 35 key initiatives of the Management Improvement Plan that we developed last summer. We are expecting the impact of our initiatives to manifest themselves more fully in Royal Group’s 2006 second-half results.

Examples of the progress that we are making include our recent success in recovering raw materials cost increases through improved pricing, our greater use of corporate economies of scale to reduce purchasing costs, and our margin improvement programs that are just beginning to be implemented, including improved capacity utilization and the introduction of improved manufacturing techniques.

First-quarter 2006 net sales rose to $338.1 million from $336.7 million in the same period in 2005. Approximately two-thirds of our sales are made to customers in the United States and are directly affected by the exchange rate of the U.S. and Canadian dollars. The weaker exchange value of the U.S. dollar in the 2006 first quarter compared with the prior year resulted in a reduction of sales of approximately $15 million; if the exchange rate had remained constant, Royal Group’s sales would have risen almost five percent compared with the 2005 quarter.

The sales increase mainly reflects the benefits of price increases in late 2005 and in early 2006 to offset higher raw materials costs. First quarter volume declined as certain customers cut back purchasing to reduce their inventory buildups that took place in the aftermath of the past U.S. hurricane season that had disrupted supplies during the fourth quarter of 2005. In addition, we had exited certain low-margin businesses and accounts in 2005, specifically in the Window Covering Products segment. Further, an estimated $7 million in shipments were deferred until the second quarter pending completion of customer contract negotiations. As these negotiations are now completed, shipments have resumed.

Gross margin declined to 20.2 percent of sales from 23.6 percent of sales in the 2005 quarter, reflecting a decline in gross profit to $68.3 million in the 2006 quarter from $79.3 million in the 2005 quarter. The decline in the gross margin is mainly attributable to the lower sales volume, higher energy costs, and the net unfavourable impact of foreign exchange.

Operating expenses were $93.9 million, up from $87.1 million in the 2005 first quarter. However, excluding unusual costs, operating expenses were $78.7 million in the 2006 period compared with $81.1 million in the 2005 period. The 2006 first-quarter expenses included unusual costs of $15.2 million compared with $6.0 million in the 2005 quarter. The unusual charges included those related to the previously announced process concerning the possible sale of the Company, ongoing investigations, restructuring activities, and programs related to realigning the organization to the strategies of the Management Improvement Plan.

Royal Group’s net loss, including discontinued operations for the 2006 first quarter was $19.6 million or $0.21 per basic and fully diluted common share, compared with a loss of $11.4 million or $0.12 per basic and fully diluted common share in the 2005 period.

We are pleased with the progress of our divestiture program to shed non-core assets, excess capacity, and unneeded properties. The release of approximately 550,000 square feet that we sold in the first quarter is alone expected to yield a reduction in fixed costs of about $5 million a year. We recently announced a further planned divestiture of another 1.5 million square feet of excess manufacturing space to be sold within the next year.

We continue to expect to realize $260 million to $300 million this year from the divestitures of businesses as well as of excess property and manufacturing space. During the first quarter, total consideration received on the divestitures and sale of assets held for sale was $106.1 million of which proceeds received on closing were $66.8 million and $39.3 million is included in other receivables on the consolidated balance sheet. We realized a $7.8 million net gain from the disposal of approximately 550,000 square feet of real estate, partially offset by costs incurred in exiting certain businesses.

Cash flow from continuing operations for the 2006 first quarter was negative in the amount of $60.6 million, a significant improvement from the negative cash flow in last year’s first quarter of $93.8 million. This improvement mainly results from improved use of funds for working capital. Our increases in inventory and accounts receivable balances in this year’s first quarter were about half of the increases in the 2005 quarter. The negative operating cash flow this year was more than offset by the proceeds from our sales of nonstrategic assets from continuing operations.

Total debt at the end of the first quarter was about $491 million. This is comparable to year-end levels after adding the debt included in current liabilities held for sale as at December 31, 2005. This is a significant improvement over Q1 2005. We continue to plan to use the cash generated from divestitures to repay short-term debt and also continue to explore additional financing alternatives to support our strategies.

Subsequent to the end of the quarter, on May 9, 2006, the Quebec government tabled Bill 15 in the National Assembly, An Act to amend the Taxation Act and other legislative provisions. If Bill 15 is enacted as drafted, it could result in a $43.3 million charge for retroactive taxes, interest, and other amounts. The charge would be recorded in the quarter when the legislation is considered to be substantively enacted under Canadian GAAP. The Company is considering the proposals, the impact to the financial statements as well as investigating alternatives to reduce the potential exposure.

In another development, the Company has been subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (DOJ). The investigation focuses on alleged price fixing in the window coverings industry. Subsequent to the quarter end, the Company reached an agreement in principle to resolve the matter with the Department of Justice for the amount we had previously accrued in our financial statements to settle the matter. The Company has not yet signed an agreement with the DOJ as it has not yet provided Royal Group with a draft of the agreement.

We all are conscious that the effective execution of the Management Improvement Plan is essential to creating value for our shareholders, whether Royal Group remains a publicly owned company or whether it is sold.

We believe that our Management Improvement Plan is aggressive, but achievable. We have a great foundation with which to work. We now have in place a very professional management team of Royal Group veterans and our new recruits. Each of theses individuals affords us a track record of experience and success in their areas of expertise.

Lawrence J. Blanford
President and CEO
May 23, 2006

ROYAL GROUP TECHNOLOGIES LIMITED    2

ROYAL GROUP TECHNOLOGIES LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	Mar. 31/06	Dec. 31/05		Mar. 31/05
	(unaudited)	(audited	)	(unaudited	)
ASSETS

Current assets:
Accounts receivable	$238,089	$228,584		$300,873
Inventories	381,354	346,887		506,818
Prepaid expenses	15,538	15,461		20,914
Current assets held for sale (note 3)	46,827	174,593		-

	681,808	765,525		828,605

Other receivables (note 3)	39,331	-		-
Property, plant and equipment	965,162	981,037		1,312,473
Future income tax assets	-	-		18,965
Goodwill	194,394	194,355		213,898
Other assets	11,597	11,348		44,148
Long-term assets held for sale (note 3)	53,016	83,988		6,051

	$1,945,308	$2,036,253		$2,424,140

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$193,103	$158,789		$329,711
Accounts payable and accrued liabilities	277,947	274,746		254,277
Term debt due within one year	46,950	46,902		18,432
Current liabilities held for sale (note 3)	9,877	119,026		-

	527,877	599,463		602,420

Term debt	250,793	250,721		304,466
Future income tax liabilities	72,249	74,910		144,905
Minority interest	501	856		15,367

Shareholders' equity:
Capital stock (note 4)	634,866	634,866		634,866
Contributed surplus	9,343	8,020		3,755
Retained earnings	580,021	599,637		867,384
Currency translation adjustment	(130,342)	(132,220)		(149,023)

	1,093,888	1,110,303		1,356,982
Investigations (note 2)
Commitments and contingencies (notes 9 and 10)
Subsequent event (note 12)
	$1,945,308	$2,036,253		$2,424,140

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director, President and Chief executive Officer	Director, Chairman of the Board
Lawrence Blanford	Robert Lamoureux

ROYAL GROUP TECHNOLOGIES LIMITED    3

ROYAL GROUP TECHNOLOGIES LIMITED
INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	3 months ended Mar. 31/06	3 months ended Mar. 31/05
	(unaudited )	(unaudited )

Net sales	$338,084	$336,650
Cost of sales	269,744	257,329
Gross profit	68,340	79,321

Operating expenses	93,940	87,126
Other income	(7,811)	-

Operating loss	(17,789)	(7,805)

Interest and financing charges	7,865	5,697

Loss from continuing operations
before income taxes and minority interest	(25,654)	(13,502)

Income tax recovery (note 6)	(6,611)	(3,450)

Loss from continuing operations
before minority interest	(19,043)	(10,052)

Minority interest	262	(13)

Loss from continuing operations	(18,781)	(10,065)

Discontinued operations, net of income taxes (note 3):
Loss from operations	(882)	(1,330)
Gain (loss) on sale of businesses	47	-
Loss from discontinued operations	(835)	(1,330)

Net loss	$(19,616)	$(11,395)

Loss per share (note 5):
Basic loss per common share-continuing operations	$(0.20)	$(0.11)
Basic loss per common share	$(0.21)	$(0.12)
Diluted loss per common share-continuing operations	$(0.20)	$(0.11)
Diluted loss per common share	$(0.21)	$(0.12)

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

	3 months ended Mar. 31/06	3 months ended Mar. 31/05
	(unaudited)	(unaudited)

Retained earnings, beginning of period	$599,637	$878,779

Net loss	(19,616)	(11,395)

Retained earnings, end of period	$580,021	$867,384
See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED    4

ROYAL GROUP TECHNOLOGIES LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	3 months ended Mar. 31/06	3 months ended Mar. 31/05
	(unaudited)	(unaudited)

Cash provided by (used in):

Operating activities:
Net loss	$(19,616)	$(11,395)
Loss from discontinued operations	(835)	(1,330)
Loss from continuing operations	(18,781)	(10,065)
Items not affecting cash (bank indebtedness) of continuing operations	10,414	33,564
Change in non-cash working capital (note 8)	(52,201)	(117,329)
	(60,568)	(93,830)

Financing activities:
Repayment of term bank loan	-	(324,836)
Repayment of term debt	(66)	(70)
	(66)	(324,906)

Investing activities:
Acquisition of property, plant and equipment	(12,411)	(19,717)
Proceeds from the sale of non-strategic assets	43,364	161
Change in investments	(353)	84
Change in other assets	(300)	(161)
Change in minority interest	(355)	(404)
	29,945	(20,037)

Discontinued operations:
Operating activities	3,673	(1,330)
Investing activities	23,546	(1,647)
	27,219	(2,977)

Effect of foreign exchange rate changes on cash	59	(49)

Decrease in cash	(3,411)	(441,799)

Cash (bank indebtedness), beginning of period	(188,819)	112,088

Cash (bank indebtedness), end of period	$(192,230)	$(329,711)

Consists of:
Cash (bank indebtedness) of continuing operations	(193,103)	(329,711)
Cash (bank indebtedness) of discontinued operations	873	-

Cash (bank indebtedness), end of period	$(192,230)	$(329,711)
See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED    5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

1.	Basis of Presentation

These interim unaudited consolidated financial statements include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures (collectively “Royal Group” or “the Company”). All significant inter-company balances and transactions have been eliminated.

These interim unaudited consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. These financial statements are based upon accounting policies applied consistently with those used and described in the Company’s annual consolidated financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements, and therefore should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the year ended December 31, 2005 (the “2005 audited financial statements”).

The information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of continuing operations for the interim periods presented. The Company’s operating results of continuing operations are subject to fluctuations due to the seasonality of the North American renovation, remodeling and new construction markets. As such, the operating results of continuing operations for the three months ended March 31, 2006 are not necessarily indicative of the results expected for any succeeding quarter or for the fiscal year ending December 31, 2006. Historically, the Company’s highest revenue generating quarters have been the three months ended June 30 and September 30.

Certain prior period comparative figures have been reclassified to conform to current period presentation.

ROYAL GROUP TECHNOLOGIES LIMITED    6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations

(a)	Background:

The Board of Directors of the Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission (the "Commission") was conducting a regulatory investigation of the Company. The Special Committee was asked by the Board of Directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the "Resort"). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort were as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

The Special Committee consisted of three independent directors, at that time, who retained independent legal counsel who, in turn, retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions were to be taken as of April 21, 2004.

On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company's lead bank. The Order, which related to the time period January 1, 1996 to July 30, 2004, required that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP's investigation.

ROYAL GROUP TECHNOLOGIES LIMITED    7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

On October 21, 2004, the Company announced that it expanded the Special Committee of its Board of Directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that were commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who were involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company's lead bank. The second Order, which related to the time period January 1, 1996 to October 25, 2004, required that certain documents were to be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

Both Orders included allegations of actions contrary to the Criminal Code and included allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account, which, was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the president and chief executive officer and the chief financial officer at that time, and certain non-executive employees of the Company at that time and a former director of the Company.

On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board, who was also the controlling shareholder, was dismissed. The Board of Directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED    8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

In November 2004, the Special Committee notified the Securities and Exchange Commission (the "SEC") regarding the Special Committee's investigation.

In March 2005, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder to common shares on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.

On May 13, 2005, the Company announced its Board of Directors appointed a new president and chief executive officer to replace the interim president and chief executive officer.

The conversion transaction and the settlement with the controlling shareholder received shareholder approval at the Annual and Special General Meeting that took place on May 25, 2005. On June 23, 2005, the Company filed the articles of amendment as approved by the shareholders on May 25, 2005 and the Company now has one class of voting common shares.

On July 27, 2005, the Board of Directors appointed a new chief financial officer to replace the interim chief financial officer.

The Company understands that the RCMP continues its previously announced investigation. The Commission is also continuing its investigation of the Company with respect to disclosure records, financial affairs and trading in the shares of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED    9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

On June 24, 2005, the SEC staff notified the Special Committee that the SEC staff is conducting a formal investigation related to the Company's past accounting practices and disclosures, and that a subpoena would be forthcoming. On July 8, 2005, the Special Committee received written notification that the SEC had issued a Formal Order of Investigation styled, In the Matter of Royal Group Technologies (HO-09896). On July 27, 2005, the SEC served the Company with a subpoena requiring the production of documents relating to related party transactions (the "July Subpoena"). The Special Committee has produced to the SEC staff documents responsive to the July Subpoena.

In October 2005, the Special Committee advised Commission staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the "Investigation"). The Investigation focuses on the period from 2000 to 2003.

The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company's head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.

The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED    10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

The Investigation and the ongoing investigations by the Commission, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

(b)	Historical related party transactions:

In the course of the Special Committee's broadened investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements prior to December 31, 2004:

(i)
The Company purchased what has been called the "Vaughan West Lands" in 1998 for approximately $27,400. The Company purchased the Vaughan West Lands,approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the Vaughan West Lands for $20,900 shortly before they were sold to the Company.

(ii)
The Company received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) ("Masonite"). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite's shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of approximately $1,700). The Company's exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2,650 with the Company which funded the Company's payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.

ROYAL GROUP TECHNOLOGIES LIMITED    11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

(iii)	The Company sold products and services to a company related to the controlling shareholder, as follows:

1998	$150
1999	3,750
2000	9,620
2001	7,560
2002	11,460

(iv)
During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

(v)
During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

(vi)	During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

(vii)	From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

(viii)	In 1997, the Company acquired Baron Metals Industries Inc., a company in which the controlling shareholder held a 17.7% interest, for $11,500.

(ix)	In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, in which the controlling shareholder held a minority interest, for $2,900.

ROYAL GROUP TECHNOLOGIES LIMITED    12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

2.	Investigations (continued)

(x)	In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company in which the controlling shareholder held a 40% interest, for $1,870.

(xi)	In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

(xii)	In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

(xiii)	In 1997, the Company purchased two parcels of real estate for $2,550 from a company in which a director of the Company was a shareholder through his holding company.

(xiv)	The Company sold real estate to the controlling shareholders, as follows:

1994	$220
1995	810
1996	90
2000	200

(xv)	In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

(xvi)	The Company sold real estate to a significant shareholder, as follows:

1995	$110
1997	80

(xvii)	During 1999 to 2001, the Company entered into 9 joint land service agreements with companies related to the controlling shareholder and another company in which a director of the Company was a shareholder.

ROYAL GROUP TECHNOLOGIES LIMITED    13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

3.	Discontinued Operations and Assets Held for Sale

The assets held for sale presented on the consolidated balance sheet are comprised of amounts with respect to operations which are discontinued (Note 3a)) and amounts with respect to assets held for sale (Note 3b)).

a)	Discontinued operations:

In July 2005, the Company announced that the Board of Directors had approved initiatives to divest certain non-core business units and non-performing operations as part of the Management Improvement Plan aimed at improving financial performance and refinancing the Company. Accordingly, the results of operations and financial position of certain non-core business units have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements and related note disclosures.

During the first quarter of 2006, the Company completed the sale of both Royal Alliance Inc. and Amut S.p.A., which were previously part of the Home improvement and Support segments, respectively. The Company recognized an aggregate loss of $6,027 (pre-tax). The total consideration was $34,991 of which, $24,000 was received on closing. The balance of the consideration of $10,991 is included in other receivables on the consolidated balance sheet.

At March 31, 2006, the following non-core businesses continue to be classified as discontinued operations:

(i)	Construction products:

Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland and Baron Metals Industries Inc. (see note 12)

(ii)	Window covering products:

Royal Window Coverings LTDA (Brasil) and Novo Europe B.V.

(iii)	Support:

Royal Ecoproducts Co.

ROYAL GROUP TECHNOLOGIES LIMITED    14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

3.	Discontinued Operations and Assets Held for Sale (continued)

The following tables show revenue and net after-tax results from discontinued operations for the three months ended March 31, 2006 and March 31, 2005:

2006	Revenue	Earnings (loss) from operating activities	Gain (loss)on sale of businesses	Income tax recovery (expense )	Earnings (loss) for the quarter

Reporting segment:
Construction products	$18,222	$280	$-	$(687)	$(407)
Home improvement products	2,004	(2)	(6,364)	6,352	(14)
Window covering products	2,020	49	-	(14)	35
Support	3,326	(2,213)	337	1,427	(449)
Eliminations	(2,933)	-	-	-	-

	$22,639	$(1,886)	$(6,027)	$7,078	$(835)

2005	Revenue	Earnings (loss) from operating activities	Gain (loss)on sale of businesses	Income tax recovery (expense )	Earnings (loss) for the quarter
Reporting segment:
Construction products	$18,210	$1,710	$-	$(484)	$1,226
Home improvement products	28,558	485	-	(224)	261
Window covering products	1,841	114	-	(26)	88
Support	8,703	(4,854)	-	1,949	(2,905)
Eliminations	(6,267)	-	-	-	-

	$51,045	$(2,545)	$-	$1,215	$(1,330)

ROYAL GROUP TECHNOLOGIES LIMITED    15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

3.	Discontinued Operations and Assets Held for Sale (continued)

The following table summarizes the assets held for sale and related liabilities as at March 31, 2006:

Reporting segments	Construction products	Window covering products	Support	Total

Cash	$873	$-	$-	$873
Accounts receivable	11,404	21	49	11,474
Inventories	14,381	542	344	15,267
Prepaid expenses	598	28	30	656
Current assets held by discontinued operations	27,256	591	423	28,270

Property, plant and equipment	20,651	381	2,223	23,255
Investments	113	-	-	113
Goodwill	3,838	-	-	3,838
Other assets	43	-	-	43
Long-lived assets held by discontinued operations(1)	24,645	381	2,223	27,249

Accounts payable and accrued liabilities	18,229	151	501	18,881
Future income tax liabilities (assets)	(11,106)	-	(5,909)	(17,015)
Minority interest	693	-	-	693
Current liabilities held by discontinued operations	7,816	151	(5,408)	2,559

Net assets (liabilities) held by discontinued operations	$44,085	$821	$8,054	$52,960

(1) There were several companies whose long-lived assets were not reclassified as current assets held for sale because, either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED    16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

3.	Discontinued Operations and Asset Held for Sale (continued)

(b)	Assets held for sale:

As part of the Company's plan to divest certain non-core business units and non-performing operations at December 31, 2005, the Company had identified excess manufacturing real estate. The net assets related to these real estate properties have been identified, reclassified as assets held for sale and measured at the lower of cost or net realizable value.

In addition at December 31, 2005, the Company had identified certain other business units, which it intended to divest, but which did not qualify for reclassification as discontinued operations under the relevant accounting guidelines. Accordingly, the Company identified and reclassified their net assets as held for sale which were measured at the lower of cost or net realizable value.

During the first quarter of 2006, the Company completed the sale of a portion of the excess manufacturing real estate and Vinyltech Inc. The Company recognized an aggregate gain of $9,405, which is recorded in other income. The total consideration was $71,067, of which $42,727 was received on closing. The balance of the consideration of $28,340 is included in other receivables on the consolidated balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

3.	Discontinued Operations and Asset Held for Sale (continued)

The following table summarizes the assets held for sale and related liabilities as at March 31, 2006:

Reporting segments	Support		Construction products
	Various real estate holdings	Roadex Transport Inc	Distribution Company	Total

Accounts receivable	$-	$-	$7,764	$7,764
Inventories	-	-	10,559	10,559
Prepaid expenses	-	-	234	234
Current assets held for sale	-	-	18,557	18,557

Property, plant and equipment	17,515	3,241	1,211	21,967
Investments	-	-	135	135
Goodwill	-	137	3,528	3,665
Long-lived assets held for sale(1)	17,515	3,378	4,874	25,767

Accounts payable and accrued liabilities	-	-	5,615	5,615
Future income tax liabilities (assets)	-	1,028	(5)	1,023
Minority interest	-	-	680	680
Current liabilities held for sale	-	1,028	6,290	7,318

Net assets held for sale	$17,515	$2,350	$17,141	$37,006

(1) There were several companies whose long-lived assets were not reclassified as current assets held for sale because either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED    18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

4.	Stock-Based Compensation Plans

(a)	Stock option plan:

The table below is a summary of the status of the Company’s stock option program.

For the three months ended March 31, 2006 and March 31, 2005, the Company recorded a compensation expense for stock options of $111 and $11, respectively.

(b)	Senior Management Incentive Plan (“SMIP”):

The table below is a summary of the status of the Company’s SMIP.

For the three months ended March 31, 2006 and March 31, 2005, the Company recorded a compensation expense for restricted share units (“RSUs”) of $1,212 and $1,164, respectively.

(c)	Directors Deferred Stock Unit Plan (“DSUP”):

The Company maintains a DSUP for the benefit of the members of the Board of Directors. There were 107,988 deferred stock units outstanding at March 31, 2006 with a total recorded value of $1,147. At March 31, 2005, there were 29,408 deferred stock units outstanding with a total value of $347.

ROYAL GROUP TECHNOLOGIES LIMITED    19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

5.	Loss per Share

Basic and diluted loss per share have been calculated using the weighted average method. The maximum dilutive number of shares has been calculated using the treasury stock method:

* Due to the net loss for both the three months ended March 31, 2006 and 2005, diluted net loss per share has been calculated using the basic weighted average number of Common Shares outstanding, as the inclusion of any potential dilutive securities would be anti-dilutive.

** Excluded from the calculation of diluted net loss per share because the exercise price of the stock options was greater than or equal to the average price of the Common Shares, and therefore their inclusion would have been anti-dilutive.

6.	Income Taxes

During the three month period ended March 31, 2006, the Company recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 25.7% as compared to 29.4% in the comparative quarter ended March 31, 2005. The decrease in the income tax rate was due to a change in the accounting treatment of US tax losses, the impact of various capital dispositions and the change in the mix of earnings and losses.

ROYAL GROUP TECHNOLOGIES LIMITED    20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

7.	Segment Reporting Data

Operating segments are defined as components of an enterprise about which separate financial information is available and which, are evaluated regularly by senior financial decision-makers in allocating resources and assessing performance. The following table summarizes the segments on which the Company reports.

Reportable segments	Core product divisions

Custom profiles & mouldings	Custom Window Profiles and Interior & Exterior Mouldings
Building products	Exterior Cladding
Construction products	Pipe and Fittings and Building Systems
Home improvement products	Deck, Fence and Railing and Outdoor Storage
Window covering products	Window Coverings
Materials	Materials (Resins, Additives, PVC and Recycling)
Support	Real Estate

Performance is evaluated based on pre-tax earnings before amortization and interest.

Net sales by geographic region for the three months ended March 31, 2006 were 67% (2005 - 67%) to the US, 31% (2005 - 31%) to Canada and 2% (2005 - 2%) to other markets.

ROYAL GROUP TECHNOLOGIES LIMITED    21

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

7.	Segment Reporting Data (continued)

The accounting policies for each of the segments are described in Note 1 of the audited consolidated financial statements for the year ended December 31, 2005. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices. The following table presents financial information from continuing operations:

2006	Custom profiles & mouldings	Building products	Construction products	Home improvement products	Window covering products	Materials	Support	Total

Gross sales	$158,824	$71,766	$59,883	$26,945	$29,102	$89,299	$20,765	$456,584
Eliminations	12,192	238	1,416	289	707	83,515	20,143	118,500
Net sales	$146,632	$71,528	$58,467	$26,656	$28,395	$5,784	$622	$338,084

Gross profit	$29,600	$15,270	$12,150	$694	$2,935	$3,149	$4,542	$68,340
Amortization charges	9,999	1,422	3,972	3,008	1,732	2,634	4,213	26,980
Acquisition of property, plant and equipment and goodwill	9,226	1,138	1,384	792	264	942	(1,335)	12,411
Goodwill	109,358	20,248	20,342	13,891	11,829	9,400	9,326	194,394
Total assets	561,027	205,629	254,539	131,516	120,228	196,751	375,775	1,845,465

2006	Custom profiles & mouldings	Building products	Construction products	Home improvement products	Window covering products	Materials	Support	Total

Gross sales	$152,674	$61,557	$62,208	$34,695	$41,614	$89,314	$24,504	$466,566
Eliminations	10,118	-	2,778	1,363	7,989	84,241	23,427	129,916
Net sales	$142,556	$61,557	$59,430	$33,332	$33,625	$5,073	$1,077	$336,650

Gross profit	$30,733	$14,103	$9,389	$2,987	$6,521	$9,089	$6,499	$79,321
Amortization charges	12,409	1,325	3,390	2,711	1,625	2,788	6,216	30,464
Acquisition of property, plant and equipment and goodwill	9,297	1,901	2,103	3,322	331	843	1,920	19,717
Goodwill	114,905	21,404	25,342	19,448	12,540	10,193	10,066	213,898
Total assets	600,109	202,698	428,025	255,016	142,901	216,402	578,989	2,424,140

ROYAL GROUP TECHNOLOGIES LIMITED    22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

8.	Supplemental Cash Flow Information

(a)       Items not affecting cash (bank indebtedness) of continuing operations:

	2006	2005

Gain on sale of businesses	$(10,377)	$-
Amortization charges	26,980	34,001
Amortization of deferred financing costs	58	66
Future income taxes	(10,543)	(6,547)
Other	4,296	6,044

Cash provided	$10,414	$33,564

(b)       Change in non-cash working capital:

	2006	2005

Accounts receivable	$(17,670)	$(43,531)
Inventories	(33,742)	(50,697)
Prepaid expenses	(66)	(7,035)
Accounts payable and accrued liabilities	(723)	(16,066)

Cash used	$(52,201)	$(117,329)

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

9.	Commitments

As noted in Note 21 of the 2005 audited consolidated financial statements, the Company has a long-term agreement with Westlake Vinyls Inc. ("Westlake") for the annual purchase of up to 460 million pounds of vinyl chloride monomer. The agreement with Westlake had a pricing mechanism that was linked to data published in two industry trade magazines. On January 1, 2006, one of the trade magazines ceased publishing the pricing information. On April 7, 2006, the Company filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake have entered into discussions aimed at arriving at a new mutually agreed pricing mechanism.

ROYAL GROUP TECHNOLOGIES LIMITED    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

10.      Contingencies

The Company and certain of its former officers and directors have been named as defendants in two shareholder lawsuits filed in the United States District Court for the Southern District of New York that seek class action status. The first complaint was filed on February 2, 2006. The second complaint was filed on February 3, 2006. Both of these actions purport to be brought on behalf of:

(a)	All United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange or the Toronto Stock Exchange; and

(b)	All foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange between February 24, 2000 and October 18, 2004.

Plaintiffs in both actions allege that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, failing to disclose certain related-party transactions. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief the court may deem appropriate. On April 3, 2006, three putative class members moved to consolidate these two related actions, to be appointed joint Lead Plaintiffs and for approval of their counsel as Lead Counsel. The U.S. court has not yet consolidated these actions or appointed a Lead Plaintiff to prosecute them.

The Company, certain of its former officers and certain of its former and current directors also have been named as defendants in a proposed shareholder class action lawsuit filed on February 24, 2006 in the Ontario Superior Court of Justice (the "Ontario Action"). The Ontario Action seeks to bring a class action on behalf of all persons who acquired securities of the Company from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700,000, punitive damages of $300,000 as well as interest and costs. The Ontario Action alleges, among other things, that the Company failed to disclose certain related party transactions.

The Company is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company and intends to defend itself vigorously in these actions.

ROYAL GROUP TECHNOLOGIES LIMITED    24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

10.	Contingencies (continued)

As noted in Note 22 of the 2005 audited consolidated financial statements, the Company has received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The Company's Audit Committee is in the process of reviewing the demand and will make a recommendation to the Board on how to proceed.

The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the Company had previously accrued in its financial statements to settle the matter. The Company has not yet signed an agreement with the Department of Justice, as the Department of Justice has not yet provided the Company with a draft of the agreement.

The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.

The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Company.

11.	Related Party Transactions

During the three months ended March 31, 2006, related party transactions with companies related to the former controlling shareholder totalled $58 (2005 - $63). Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $820 (2005 - $1,418).

At March 31, 2006, there are accounts receivable from companies related to the former controlling shareholder of $15 (2005 - $30) and an account receivable from the former controlling shareholder of nil (2004 - $1,130). At March 31, 2006, there are accounts receivable of $30 (2005 - $353) and accounts payable of $97 (2005 - $1,364) relating to other related parties.

ROYAL GROUP TECHNOLOGIES LIMITED    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)
The three months ended March 31, 2006 and 2005

11.	Related Party Transactions (continued)

These related party transactions were in the normal course of the Company's business, and involved either the sale of products manufactured by the Company and sold at prices and terms consistent with those available to third parties, the recovery of costs incurred in respect of certain shared services or the purchase of other goods and services such as rent for premises.

12.	Subsequent Events

On April 6, 2006, the Company completed the sale of Baron Metal Industries Inc. The assets and liabilities of the business was reclassified as held for sale at March 31, 2006 and December 31, 2005 and its financial results were segregated and presented separately as discontinued operations for the three-month periods ended March 31, 2006 and March 31, 2005.

On April 27, 2006, the Company entered into a letter of intent to acquire Tech-Wood USA, LLC ("Tech-Wood"), a U.S. start-up company, which is located in Greenwood, South Carolina. Tech-Wood has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. Tech-Wood holds the exclusive North American rights to this technology and the Company may invest up to $35,000 over the next 18 to 24 months in this strategic venture.

In addition, the Company has announced further plant consolidations, with another 1.5 million square feet of excess manufacturing space, which the Company has identified to be sold over the next twelve months.

On May 9, 2006 the Quebec government tabled Bill 15 in the National Assembly, An Act to amend the Taxation Act and other legislative provisions. If Bill 15 is enacted as drafted, it could result in a $43.3 million charge for retroactive taxes, interest, and other amounts. The charge would be recorded in the quarter when the legislation is considered to be substantively enacted under Canadian GAAP. The Company is considering the proposals, the impact to the financial statements as well as investigating alternatives to reduce the potential exposure.

The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the Company had previously accrued in its financial statements to settle the matter. The Company has not yet signed an agreement with the Department of Justice, as the Department of Justice has not yet provided the Company with a draft of the agreement.

The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.

ROYAL GROUP TECHNOLOGIES LIMITED    26